Exhibit 4.1

Merger Agreement

Banco de Chile and Citibank Chile

In Santiago de Chile, as of December 26, 2007, between Banco de Chile, represented herein by its General Manager, Mr. Fernando Cañas Berkowitz, both domiciled in this city, at Ahumada 251, and Citibank Chile, represented herein by its General Manager, Fernando Concha Ureta, both domiciled in this city, at Avenida Andrés Bello No. 2.681, Las Condes, hereinafter, the “Banks” or the “Parties”, and

WHEREAS:

1°. Quiñenco S.A., the controlling person of Banco de Chile, on the one hand, and, on the other, Citigroup, Inc. and Citibank Overseas Investment Corporation (together with Citigroup, Inc., “Citigroup”), have entered into a Master Joint Venture Agreement (“Framework Agreement”), dated as of July 19, 2007, with the intention to establish a Joint Venture, which will include all the Financial Businesses and Services and which will enable them to use more effectively their capabilities and knowledge of the Chilean and global financial markets for the benefit of the end users of the services of each line of business. In furtherance thereof, the basic principles of the Joint Venture were set forth by the Parties, which principles are, in any event, subject to the satisfaction of the conditions and requirements set forth in the Framework Agreement and its corresponding Exhibits. The Joint Venture shall be implemented in up to three stages, in each case in accordance with the terms set forth in the Framework Agreement. In the first stage, the holding company of Citigroup that owns Citigroup Chilean Subsidiaries will be merged into, or contributed to, LQIF, and certain Citigroup Chilean Subsidiaries will be merged into certain Quiñenco Financial Subsidiaries and, in consideration therefor, Citigroup will acquire a 32.9556% equity interest in LQIF. In the later stages, Citigroup may increase, through the exercise of the Options, its equity interest in LQIF from 32.9556% up to 50%, provided that Quiñenco always retains Control of LQIF, in each case in accordance with the terms and conditions of the Framework Agreement.

2°. The exchange terms set forth in the Framework Agreement assign a 10,44% interest in the merged bank, assuming the subscription of all shares issued pursuant to the resolutions of the Shareholders Meeting held on May 17, 2007, to the contribution from Citibank Chile of net assets in an amount equal to not less than UF 15,152,201.99, including excess capital of UF 5,622,338.40 over the minimum capital level required by Chilean regulations, given a capitalization index of 10,5% (assets risk-weighted) plus financial risk. The exchange terms consider, with respect to Citigroup Chilean subsidiaries, the existence of annual recurrent profits of at least UF 1.278.489,26. As a result, the current shareholders of Banco de Chile will hold an 89,56% interest in the merged bank.

3°. J.P. Morgan Securities Inc. and J.P. Morgan Chile Limitada (hereinafter “J.P. Morgan”) performed a valuation and specific examination of the banking corporation that will be the successor of the businesses of the Agency in Chile of Citibank, N.A. (hereinafter “Citibank Chile”) and of Banco de

Chile. For this purpose, they took into consideration the fact that the profits of the Banks for the 2007 fiscal year are going to be distributed to the then current shareholders of each institution prorated to their corresponding pre-merger equity interest. The sale by Banco de Chile of its branches in the U.S. for US$130 million is not part of the relative valuation analysis performed by J.P. Morgan. Finally, in the opinion of J.P. Morgan, the exchange term pursuant to which the shares of Citibank Chile will be exchanged for 8.443.861.140 shares of Banco de Chile is fair, from a financial point of view, to the shareholders of Banco de Chile.

4°. The results of the due diligence performed with respect to Citibank Chile revealed that certain disparities exist in credit evaluation models used with respect to individuals, that the recurrent profit was greater than the amount estimated in the Framework Agreement (UF 1.278.489,26) and that it is necessary to make certain accounting adjustments prior to the first closing date, which adjustments will not modify the exchange percentages set forth in Clause 2 above.

5°. The studies performed concluded that the merger is attractive to the shareholders of both banks given the benefits and risks associated therewith. Among the benefits, the following are notable: (i) Increase in market participation by Banco de Chile; (ii) Duplication of volume of consumer credit business of Banco Credichile; (iii) Opportunity to create value by means of greater economies of scale and capture of synergies, of revenue and costs; (iv) Strengthening of the capital base for future growth and leverage through issuance of subordinated debt; (v) Positioning associated with the value of certain trademarks and international visibility; and (vi) Learning and transfer of know-how with respect to products, technology and processes. Risks are considered to include difficulties related to the operational, technological and informatic integration and its eventual impacts; cultural integration; dependency on milestones and third party technological providers’ activities; potential loss of clients and potential deterioration of the commercial relationship with other international banks. In summary, such studies concluded that the merger of both institutions would be convenient given that both banks would complement each other, that as a result of the merger the resulting entity will strengthen its competitive position, provide its clients with products from an international global network and obtain significant cost savings.

6°. The Boards of Directors of Banco de Chile and Citibank Chile agree that the merger is attractive to their respective shareholders given the main benefits to the merged bank that will result from the projected merger with Citibank Chile: a) An excess capital base that will support the growth of assets for more than two years; b) Consolidation of a network of more than 400 branches; c) Doubling assets in the mass consumer market, which will surpass the relevant competitors in such segment; d) Complementation between the local knowledge and leadership of Banco de Chile and the worldwide knowledge and leadership of Citigroup; e) Offer of global products and services to our clients, potentializing especially the areas of investment and corporate banking, private banking, international personal banking, global transactional services and international financing operations; f) Potentializing the use of Banco de Chile trademarks with the support of a global partner as Citigroup; and g) Consolidation of a human team by excellence that will allow the merged bank to assume a leading position in the country.

7°. And, finally, whereas the Boards of Directors of both Banks have approved this Merger Agreement, authorizing their respective General Managers to undersign it.

THE PARTIES AGREE AS FOLLOWS:

FIRST: The Superintendency of Banks and Financial Institutions through Letter No. 209, dated December 26, 2007, has authorized the merger between Banco de Chile and Citibank Chile whereby the former will absorb the latter, pursuant to the provisions of articles 35 bis and 36 of the Chilean Banking Law (Ley General de Bancos) and article 25 of Law No. 19.396. It is the intention of the Boards of Directors of such banking institutions that the merger be agreed upon on December 27, 2007, effective as of January 1, 2008. The merger of Banco de Chile with Citibank Chile shall be approved by their respective Extraordinary General Shareholders Meetings pursuant to the provisions of Article 67 of Law No. 18.046 on Corporations, with the favorable vote of two-thirds of the issued shares. In addition, pursuant to Article 31 of the Chilean Banking Law (Ley General de Bancos), the approval from the Superintendency of Banks and Financial Institutions to amend the By-laws and for the early dissolution of Citibank Chile shall be obtained at the appropriate moment. The decision of the Superintendency approving the merger agreements adopted by the Shareholders Meetings of the Banks and the early dissolution of Citibank Chile shall be registered with the Commercial Registry of Santiago and published in the Federal Registry (Diario Oficial).

The Banks declare that the provisions contained in this Agreement are subject to the condition that the Extraordinary General Shareholders Meetings effectively adopt the merger agreements in the terms and conditions set forth in the Second Clause of this Agreement.

SECOND: The Banks agree to submit for the approval of their respective Extraordinary General Shareholders Meetings the merger of Citibank Chile into Banco de Chile upon the terms set forth in this Merger Agreement, whereby Banco de Chile will acquire all the assets and assume all of the liabilities of Citibank Chile, and will succeed to all of its rights and obligations, resulting in Banco de Chile having all of the assets of Citibank Chile and the shareholders of Citibank Chile becoming shareholders of Banco de Chile. As a result, Banco de Chile will be the legal successor of Citibank Chile, which will cease to exist. The exchange terms for the merger of both banks shall be 10,497% for the shares of Citibank Chile and 89,503% for the shares of Banco de Chile. The proposed Merger is subject to the condition that both Extraordinary Shareholders Meetings approve this merger.

In addition, the Banks shall propose the approval of this “Merger Agreement” and, as applicable, of the “Agreement for the Purchase of Assets and Assumption of Liabilities” of the New York and Miami Branches of Banco de Chile between this institution and Citibank, N.A.; the “Global Connectivity Agreement” and the “License Agreement” between Banco de Chile and Citigroup Inc. and/or Citibank and/or its subsidiaries.

THIRD: The Banks agree to propose to their respective Extraordinary General Shareholders Meetings the following:

1.1. A position with respect to any conditions that might be imposed by the Central Bank of Chile when deciding and informing the Superintendency of Banks and Financial Institutions pursuant to the provisions of article 25 of Law No. 19.396 on the Treatment of the Subordinated Obligation, and/or the conditions that might be imposed by the Superintendency of Banks and Financial Institutions when authorizing the merger pursuant to the provisions of article 35 bis of the Chilean Banking Law (Ley General de Bancos).

1.2. Approval of the audited balance sheets of Banco de Chile and of the legal predecessor of Citibank Chile, Agency in Chile of Citibank, N.A., as of December 31, 2006, and the expert reports on assets and liabilities of Banco de Chile and Citibank Chile pursuant to the provisions of articles 15 and 99 of the Chilean Corporate Law (Ley de Sociedades Anónimas).

1.3. Agreement to the exchange terms for the merger of both banks so that Citibank Chile will hold a 10,497% interest and Banco de Chile an 89,503% interest in the merged entity. In the event that the 439.951.628 unsubscribed shares issued pursuant to the resolutions of the Shareholders Meeting held on May 17, 2007 are effectively subscribed on the day of the Shareholders Meeting, Citibank Chile will hold a 10,440% interest and Banco de Chile an 89,560% interest in the merged entity, or other percentages, as applicable.

1.4. Approval of the increase of capital of Banco de Chile in an amount not less than 15.152.201,99 development unities (unidades de fomento), which will be subscribed and paid with the contribution of the total assets and liabilities of Citibank Chile, for which payment Banco de Chile shall issue 8.443.861.140 series “Banco de Chile-S” registered common shares, with no par value, that will be delivered to the shareholders of Citibank Chile, pro-rated to the shares of Banco de Chile for each share of Citibank Chile as determined at the Shareholders Meeting. The exchange of shares will be made in the manner, term and conditions determined by the Board of Directors of Banco de Chile.

By application of Agreements No. 1.167-03-041209 and No. 1.333-01-070510 of the Central Bank of Chile, the shares “Banco de Chile-S” shall not be considered covered by the Exchange Convention entered into with the Central Bank of Chile and later amendments, and, as a result, shall not benefit from the exchange regime existing pursuant to former Chapter XXVI Title I of the International Exchange Rules Summary. Likewise, the shares “Banco de Chile-S” shall only have the right to receive dividends for the profits that Citibank Chile obtained during the 2007 fiscal year.

1.5. Agreement that the merger will be effective as of January 1, 2008 or another date as determined by the Shareholders Meeting, and that the profits of each bank that correspond to the 2007 fiscal year shall correspond separately to the shareholders of each financial institution in the manner and conditions determined by the Ordinary Shareholders Meeting of the merged bank.

2. Approval of the amendments to the By-laws of Banco de Chile with respect to the matters listed below:

2.1. Amendment to Clause Fifth to establish the amount of the new capital of Banco de Chile and the number and series of subscribed and paid shares;

2.2. Amendment to Clause Eighth regarding vacancies of Regular and Alternate Directors;

2.3. Amendment to Clause Tenth regarding call and notice of extraordinary meetings of the Board of Directors;

2.4. Amendment to Clause Fifteenth regarding substitution of the President of the Board of Directors;

2.5. Amendment to Clause Nineteenth regarding election of Directors;

2.6. Elimination of Transitory Clauses that are no longer in effect or moot as of the date of the Extraordinary Shareholders Meeting;

2.7. Incorporation of new Transitory Clauses whereby the merger of Citibank Chile into Banco de Chile and the dissolution of Citibank Chile are agreed and approved, effective as of January 1, 2008;

2.8. Incorporation of new Transitory Clauses setting forth the manner for subscription and payment of the new capital of Banco de Chile and the issuance of the new shares series “Banco de Chile-S”, which shall be issued by Banco de Chile for exchange in proportion to each share of Citibank Chile as determined by the Shareholders Meeting, in payment for the contribution of the totality of its assets and liabilities. The exchanges shall be made in the dates determined by the Board of Directors. Contemplate the distribution of separate profits for 2007 fiscal year to the respective shareholders of the merged banks.

3. Approval of a new revised, coordinated and systematized version of the By-laws of Banco de Chile, numbering the Titles and Clauses according to the corresponding amendments, additions, complementations, deletions and insertions listed above and that are eventually agreed by the Shareholders Meeting.

4. Adoption of all other agreements necessary to effect the merger.

5. Grant of the necessary powers to effect the agreements adopted about the matters listed above, including the designation of the persons authorized to convert the minutes of the Shareholders Meeting into a public deed and execute the documents necessary to effect the merger and any other agreements adopted; to obtain the approval of the Superintendency of Banks and Financial Institutions of the agreements adopted, being able to accept, on behalf of Banco de Chile and in the name of its shareholders, by means of a public deed, the observations that such Superintendency may have with respect to the agreements adopted in the Shareholders Meeting, as well as grant the powers and execute the documents necessary for the delivery, performance and perfection of the transfer of all the assets and liabilities from Citibank Chile to Banco de Chile, and for the perfection and authentication of the merger.

FOURTH: The Banks declare that the following agreements have been entered into by separate documents:

a) Agreement for the Purchase of Assets and Assumption of Liabilities between Banco de Chile and Citibank, N.A.

b) Global Connectivity Agreement between Banco de Chile and Citigroup, Citibank, N.A. and its subsidiaries; and

c) License Agreement between Banco de Chile and Citigroup, Citibank, N.A. and its subsidiaries.

This agreement and the agreements mentioned in this Clause will be presented to the Extraordinary Shareholders Meetings for their approval.

FIFTH: The Banks declare that they were informed about the Framework Agreement mentioned in Clause First of this agreement, and that the obligations arising out of such Framework Agreement shall be fulfilled by the parties that have signed such document at the corresponding levels and through the respective directors and/or representatives in the Shareholders Meetings of Banco de Chile.

The execution of this agreement does not grant or impose any rights or obligations to the Banks other than the ones expressly agreed to in this document and/or in the agreements entered into by them, or in the By-laws of Banco de Chile.

SIXTH: Notwithstanding that Banco de Chile is subject to the applicable laws and regulations in force in Chile, the Banks agree that, given the substantial interest that Citibank, N.A. will indirectly hold in Banco de Chile, which will result in Banco de Chile being considered a subsidiary of Citibank, N.A. for purposes of the applicable laws of the United States of America, and in the context of the Cooperation Agreements existing between the regulatory authorities of the United States of America and the Superintendency of Banks and Financial Institutions of Chile, such regulatory authorities of the United States of America may request the Superintendency of Banks and Financial Institutions of Chile to obtain access to the systems, information and procedures of Banco de Chile for the purposes indicated in the Framework Agreement, pursuant to the above mentioned Cooperation Agreements.

Likewise, with the aim to allow Banco de Chile, as a subsidiary of Citibank, N.A., to comply with the requirements of the applicable federal banking laws of the United States of America, its Board of Directors shall approve and implement Policies and Procedures (“Approved Policies and Procedures”), which policies and procedures shall be the ones defined by such Board of Directors to be applicable to the ordinary business activities of Banco de Chile with a view to comply with the legal requirements applicable to Banco de Chile, taking into consideration Chilean laws, under the federal banking laws of the United States, and which policies and procedures shall be based on, and be reasonably consistent with, the “Required Policies and Procedures” as required by Citigroup or a relevant authority.

Similarly, considering the provisions of the two preceding paragraphs, and aiming to allow Banco de Chile and its subsidiaries to adhere to the maximum level of compliance possible, and to agree to the amendments to this subject matter that may from time to time be proposed, the Banks acknowledge and agree that: (a) the officer in charge of compliance, which includes the anti-money laundering program, shall have a channel of communication with, and shall be up to date with respect to, the independent legal compliance unit of Citigroup in Latin America, aiming to ensure the update of, and compliance with, the Approved Policies and Procedures; (b) Banco de Chile shall request from time to time to Citigroup and Citigroup, through its compliance unit in Latin America, agrees to provide to the officer in charge of compliance in Banco de Chile with, consultancy, support and training services with respect to the subject matters covered by such compliance unit. Each request notice to and from Citigroup on this matter shall include the General Manager of Banco de Chile and the responsible for the compliance unit of Citigroup; (c) the officers in charge of legal compliance in Banco de Chile and the compliance unit of Citigroup in Latin America shall share their best practices in terms of compliance; (d) such compliance officers shall report to the General Manager, the Executive and Audit Committee and the Board of Directors of Banco de Chile, and such officers shall be subject to Banco de Chile’s rules in all administrative and compensation respects.

SEVENTH: Citigroup obtained authorization from its United States regulatory authority to effect the merger between Citibank Chile and Banco de Chile, in the understanding, among other aspects, that the Audit and Risk Review Risk Unit of Citigroup would have access to the systems, information and procedures of Banco de Chile with a view to verify from time to time the level of progress in the implementation of, and compliance with, the Approved Policies and Procedures.

Given that such condition was essential in obtaining the above mentioned approval, and with the only purpose to make the conclusions of such review available to Citigroup’s regulator, the banks that are parties to this Merger Agreement have agreed that:

(i) the Audit and Risk Review Unit of Citigroup shall perform reviews from time to time regarding the level of progress in the implementation of, and compliance with, the Approved Policies and Procedures;

(ii) for such purpose, Citigroup shall enter into a strict confidentiality special agreement;

(iii) the review process shall be performed jointly with the internal audit of Banco de Chile and pursuant to a Plan previously agreed with the Executive and Audit Committee. The parties declare that they will act in good faith in trying to reach the above mentioned agreement;

(iv) the report with the conclusions about the review process will be made available to the Executive and Audit Committee and the Board of Directors of Banco de Chile, to the Superintendency of Banks and Financial Institutions and, through Citigroup and its Audit Committee, to the banking authorities of the United States;

(v) in any event, and under any circumstance, the review process shall not include any information subject to bank secrecy pursuant to the provisions of article 154 of the Chilean Banking Law (Ley General de Bancos), article 1 of the Law on Bank Checking Accounts and Checks, article 6 of Law No. 19.913 on the Financial Analysis Unit and any other information covered by any other current or future Chilean law similar to the ones previously indicated dealing with protection of entity secrets; and

(vi) a summary of the conclusions of the above mentioned reports shall be included in the Annual Report of Banco de Chile and made available to the shareholders of Banco de Chile in the opportunities set forth in article 54 of the Chilean Corporate Law (Ley de Sociedades Anónimas).

The Superintendency of Banks and Financial Institutions, through a letter dated December 18, 2007, has informed the Banks that there is no legal inconvenient for them to proceed in the manner above mentioned described.

EIGHTH: The Banks agree that, during the merger process and until such merger is concluded, they will not incorporate any significant changes to their business and commercial policies in effect as of this date, and that in the event such modifications are incorporated, they will consider in good faith the impact that such new policies may have in the proposed merger.

Likewise, the parties agree not to modify, during the merger process and until such process is concluded, their respective methods for accounting transactions, unless such modifications are approved by the parties or arise out of a request from an Authority.

NINTH: The Banks have established a Merger Committee that shall function during the time period prior to the merger with a view to maintain a coordination between both Banks in all aspects relating to commercial, operational and legal matters.

TENTH: The Banks express their interest for the merger agreement adopted by the Extraordinary General Shareholders Meetings to be effective as of January 1, 2008, and for the approvals from the Superintendency of Banks and Financial Institutions given after the Shareholders Meetings and other legal formalities to be obtained and duly materialized within the shortest period of time possible.

ELEVENTH: This agreement shall be governed by the laws of Chile. Any dispute between the Parties in respect of this agreement shall be finally settled by arbitration pursuant to the Arbitration Rules of the ICC by three arbitrators appointed pursuant to such Rules. The seat of the arbitration shall be the city of

Paris and all the arbitration proceedings shall be conducted in the Spanish language. Each Party agrees to pay a proportional portion of the administrative charges and advances of costs of the ICC, unless the arbitrators determine otherwise in the final award. In such final award, the arbitrators may award the payment of attorneys’ fees and other costs in favor of the party not liable under the arbitration, as they deem appropriate.

/s/ Fernando Cañas Berkowitz	/s/ Fernando Concha Ureta
Fernando Cañas Berkowitz	Fernando Concha Ureta
Banco de Chile	Citibank Chile